Exhibit 99.103

CANNTRUST™ REPORTS RECORD REVENUE FOR Q2 2018 AND IS ON TRACK TO FULL COMPLETION OF ITS MILLION SQ FT NIAGARA FACILITY

Vaughan, ON / August 14, 2018 – CannTrust Holdings Inc. (“CannTrust” or the “Company” | TSX: TRST), a licensed producer of medical cannabis under the Health Canada Access to Cannabis for Medical Purposes Regulation (“ACMPR”) program, today announced financial and operating results for the three and six months ending June 30, 2018. All amounts expressed are in Canadian dollars.

Revenue for the three and six month periods ended June 30, 2018 was $9,050,239 and $16,890,086 respectively, compared to $4,541,378 and $7,574,623 in the comparable 2017 periods. Net Income for the three and six month periods ended June 30, 2018 was $104,905 and $11,547,015 respectively, compared to a net income of $754,864 and a net loss of ($23,040) in the comparable 2017 periods. Earnings for the current period were impacted by approximately $1.5 million of increased costs associated with the ramp up of the Niagara Perpetual Harvest Facility. Earnings per share for the three and six month periods ended June 30, 2018 was $Nil and $0.12 respectively, compared to earnings per share of $0.01 and $Nil in the comparable 2017 periods.

2018 Second Quarter Highlights

•	Record Revenues of $9M in Q2 2018, a 99% increase from the comparable prior year period
•	Positive Net Income for the fifth consecutive quarter

•	Active patients increased to more than 45,000, a 117% increase from the comparable prior year period
•	Cannabis extracts were 60% of cannabis sales

•	Officially opened Niagara Perpetual Harvest 450,000 sq. ft. hydroponic greenhouse facility
•	Launched three new recreational brands: Liiv, Synr.g and Xscape

•	Entered into three recreational supply agreements in Western Canada to supply 17,000 kg of cannabis annually

•	Raised $100,395,000 through the issuance of common shares and warrants

•	Entered into a joint venture with Grey Wolf Animal Health to focus on development of medical cannabis products for the global pet market

Developments subsequent to the Quarter

•	Construction of the fully funded Niagara Facility 600,000 sq. ft. expansion has begun

•	The Company entered into an agreement to acquire a 23-acre property adjacent to the Niagara Facility which will allow for significant further expansion

2018 Second Quarter Financial Summary

	Three Months ended		Six Months ended
	June 30		June 30
CAD$ (except grams sold)	2018	2017	2018	2017
Dried Cannabis	$3,519,200	$1,998,064	$6,536,603	$3,846,395
Extracts	5,364,196	2,344,614	9,841,722	3,434,248
Other	166,843	198,700	511,761	293,980
Total Revenue	9,050,239	4,541,378	16,890,086	7,574,623
Gross Profit	11,184,891	3,999,530	32,444,485	7,789,428
Adjusted EBITDA (loss)*	(1,582,687)	1,048,736	(2,939,046)	1,214,108
Net Income (Loss)	104,905	754,864	11,547,015	(23,040)
(Loss) Earnings per share - basic	-	0.01	0.12	-
(Loss) Earnings per share - diluted	-	0.01	0.12	-
Total grams sold	1,062,614	477,837	2,044,883	810,315
Average net selling price per gram - Dried Cannabis	7.59	8.58	7.44	8.46
Average net selling price per gram - Extracts	8.95	9.12	8.44	9.34
Total average net selling price per gram	8.36	9.09	8.01	8.98

*Non-IFRS Measures

A comprehensive discussion of CannTrust’s financial condition and results of operations are provided in the Company’s Management Discussion & Analysis and Condensed Interim Consolidated Financial Statements filed with SEDAR and can be found on www.sedar.com.

Management Overview

“We are very pleased with our Q2 results. We continued to experience dynamic growth in all areas of the Company as we execute our business plan aimed at being a market leader and innovator in the development of products and services to better serve our patients and physicians and to position us for the October 17th legalization of the adult use recreational market” says Eric Paul, CEO.

“The size and scope of our Perpetual Harvest Facility is a testament to CannTrust’s industry leading achievements and is setting new industry benchmarks for high-quality yields and reduced costs. Operating a facility of this scale, CannTrust is well-positioned to meet the increased Canadian and global demand for cannabis. With Bill C-45 receiving Royal Assent legalizing cannabis for adult consumer use on October 17, 2018, our Perpetual Harvest Facility offers CannTrust even more opportunities to lead the industry with its disciplined, scientific approach. It is a very exciting time for the industry and CannTrust is poised to be at the forefront of this evolving landscape,” says

Brad Rogers, President, CannTrust.

About CannTrust

Since its inception in 2014, CannTrust has led the Canadian market in producing pharmaceutically standardized product.

As a federally regulated licensed producer, CannTrust brings more than 40 years of pharmacy and healthcare experience to the medical cannabis industry. CannTrust currently operates the recently completed 250,000 sq. ft. Phase One redevelopment of its 450,000 sq. ft. Niagara Perpetual Harvest Facility. The 200,000 sq. ft. Phase Two redevelopment is expected to be operational in the third quarter and the projected 600,000 sq. ft. greenhouse expansion has begun and is fully funded. The industry’s broadest product portfolio is prepared and packaged at the 60,000 sq. ft. manufacturing centre of excellence in Vaughan, Ontario.

CannTrust is committed to research and innovation, as well as contributing to the growing body of evidence-based research regarding the use and efficacy of cannabis. Our product development teams along with our exclusive global pharma partner, Apotex Inc., are diligently innovating and developing products that will make it easier for customers to use medical cannabis. We support ongoing patient education about medical cannabis and have a compassionate use program to support patients with financial needs.

Forward Looking Statements

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation which are based upon CannTrust's current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information can be identified by the use of forward-looking terminology such as "expect", "likely", "may", "will", "should", "intend", "anticipate", "potential", "proposed", "estimate" and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions "may", "would" or "will" happen, or by discussions of strategy.

The forward-looking information in this news release is based upon the expectations, estimates, projections, assumptions and views of future events which management believes to be reasonable in the circumstances. Forward-looking information includes estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, expectations with respect to actual production volumes, expectations for future growing capacity, expectations for future legalization in Canada of edible cannabis products and the completion of any capital project or expansions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; loss of markets; future legislative and regulatory developments; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the cannabis industry in Canada generally; the ability of CannTrust to implement its business strategies; competition; crop failure; and other risks.

Any forward-looking information speaks only as of the date on which it is made, and, except as required by law, CannTrust does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for CannTrust to predict all such factors. When considering these forward-looking statements, readers should keep in mind the risk factors and other cautionary statements in CannTrust's Annual Information Form dated March 29, 2018 (the "AIF") and filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com. The risk factors and other factors noted in the AIF could cause actual events or results to differ materially from those described in any forward-looking information.

The TSX does not accept responsibility for the adequacy or accuracy of this release.

Copyright © 2017 CannTrust Holdings Inc.

SOURCE CannTrust Holdings Inc.

For further information: CannTrust Holdings Inc., Naveen Islam, Investor@canntrust.ca,

www.canntrust.ca/investor-relations, 1-833-688-TRST (8778)

RELATED LINKS

www.canntrust.ca